Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORIX Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-109736) on Form F-3 of ORIX Corporation of our report dated May 16, 2006, with respect to the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006, and the related financial statement schedule, which report appears in the March 31, 2006 annual report on Form 20-F of ORIX Corporation.

KPMG AZSA & Co.

Tokyo, Japan

July 24, 2006